VEON Announces Annual General Meeting Amsterdam, 3 May 2019 - VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading global provider of connectivity and internet services, announces that its Board of Directors has set the date for the Company’s Annual General Meeting of Shareholders for 18 June 2019. The record date for the 2019 Annual General Meeting has been set for 1 May 2019. The agenda for the 2019 Annual General Meeting is as follows: 1. Shareholders to receive the report of the Company’s auditor and the audited financial statements of the Company for the financial year ended 31 December 2018; 2. Re-appoint PricewaterhouseCoopers Accountants N.V., or PwC, as auditor of the Company for a term expiring at the conclusion of the 2020 Annual General Meeting of Shareholders and authorize the Board to determine the remuneration of the auditor; 3. Increase the size of the Board to consist of twelve directors; 4. Election of individual directors to the Board; and 5. Any other business which may properly come before the meeting or any adjournment of the meeting. The candidates put forward for election to the Board include eleven directors currently serving on the Board, Guillaume Bacuvier, Osama Bedier, Ursula Burns, Mikhail Fridman, Gennady Gazin, Andrei Gusev, Gunnar Holt, Sir Julian Horn-Smith, Robert Jan van de Kraats, Guy Laurence and Alexander Pertsovsky, as well as one new director, Muhterem Kaan Terzioğlu. Muhterem Kaan Terzioğlu brings to the Board considerable experience in mobile telecommunications and the Eurasian market. He served as Turkcell’s Chief Executive Officer from April 2015 until March 2019. Mr. Terzioğlu currently serves as a board member of several international institutions and organizations. Previously he served on the GMSA board, the leading international mobile communication organization, for three consecutive terms, and on the advisory board of the World Economic Forum Center for Fourth Industrial Revolution. He received the 2019 Outstanding Contribution Award to Mobile Industry in Turkey. Mr. Terzioğlu began his professional career at Arthur Andersen Turkey, and held roles on information technology at Arthur Andersen in the United States, Belgium and Turkey, as well as with Cisco in Brussels, London and San Jose. Further details on the agenda, the slate of nominees to the Board and procedural matters related to the Company’s Annual General Meeting of Shareholders will be made available through an official notice distributed by VEON to its shareholders prior to the meeting. About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services. For more information visit: www.veon.com.

Disclaimer This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding management plans. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain, or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. Contacts INVESTOR RELATIONS CORPORATE COMMUNICATIONS Richard James Kieran Toohey ir@veon.com pr@veon.com 2